UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA  90067

Telephone:  (310) 553-8871

Copy to:

Marc D. Jaffe, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, NY  10022

Telephone: (212) 751-4864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 53,043,085

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,043,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 81.4% (1)

14.	Type of Reporting Person: OO

(1)         Based upon 12,084,524 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on August 14, 2015, 31,432,754 shares of Class B common stock subject to the HL Voting Trust and 21,610,331 shares of Class B common stock owned directly by ORIX HLHZ Holding LLC.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 53,043,085

	9.	Sole Dispositive Power: 1,171,812

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,043,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 81.4% (1)

14.	Type of Reporting Person: OO, IN

(1)         Based upon 12,084,524 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on August 14, 2015, 31,432,754 shares of Class B common stock subject to the HL Voting Trust and 21,610,331 shares of Class B common stock owned directly by ORIX HLHZ Holding LLC.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 53,043,085

	9.	Sole Dispositive Power: 1,677,454

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,043,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 81.4% (1)

14.	Type of Reporting Person: OO, IN

(1)         Based upon 12,084,524 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on August 14, 2015, 31,432,754 shares of Class B common stock subject to the HL Voting Trust and 21,610,331 shares of Class B common stock owned directly by ORIX HLHZ Holding LLC.

CUSIP No.: 441593100

1.	Name of Reporting Person: Robert H. Hotz

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 53,043,085

	9.	Sole Dispositive Power: 885,128

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 53,043,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 81.4% (1)

14.	Type of Reporting Person: OO, IN

(1)         Based upon 12,084,524 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on August 14, 2015, 31,432,754 shares of Class B common stock subject to the HL Voting Trust and 21,610,331 shares of Class B common stock owned directly by ORIX HLHZ Holding LLC.

Explanatory Note

On August 18, 2015, Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), completed its initial public offering (“IPO”), in which selling stockholders, including an affiliate of ORIX Corporation (“ORIX”), and certain employees and members of the Issuer’s management, sold 12,075,000 shares of Class A common stock.

The Issuer has two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share, while each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock.

In connection with the closing of the IPO, the Issuer effected a corporate reorganization, pursuant to which the stockholders of the Issuer’s indirect parent, Fram Holdings, Inc. (“Fram”), through a series of reorganization steps, received shares of the Issuer’s Class B common stock in exchange for their stockholdings of Fram.  These stockholders, other than ORIX, which controlled Fram, are referred to herein as the “HL Holders”.

Following the closing of the IPO and the sale by the selling stockholders, the HL Holders agreed to hold their shares of Class B common stock indirectly through a new voting trust (the “HL Voting Trust”) formed pursuant to a voting trust agreement (the “Voting Trust Agreement”) under which all decisions with respect to the voting (but not the disposition) of the Class B common stock held by the HL Holders will be made by the trustees of the HL Voting Trust, in their sole and absolute discretion, without fiduciary duties of any kind to the HL Holders.

Upon the closing of the Issuer’s IPO, ORIX and the HL Voting Trust entered into a Stockholders’ Agreement dated August 18, 2015 (the “Stockholders’ Agreement”). As more fully described in the Stockholders’ Agreement and below, from the time of the completion of the IPO until its fifth anniversary, each of the HL Voting Trust and ORIX will have the right to recommend the nomination of a certain number of members of the Issuer’s board of directors, such number of nominations to vary based on ownership percentage. Pursuant to the Stockholders’ Agreement, each of the HL Voting Trust and ORIX is required to vote the shares owned directly by each of them in favor of the other’s nominees. As a result of these provisions, each of the HL Voting Trust (and its Trustees) and ORIX may be deemed to beneficially own the shares held by the other entity and each disclaims such beneficial ownership.

This Schedule 13D is being filed by the HL Voting Trust and its three trustees, Scott L. Beiser, Irwin N. Gold and Robert H. Hotz (collectively, the “Trustees”), based on their shared voting power over, but not dispositive power over, the 31,432,754 shares of Class B common stock held in the HL Voting Trust, and based on the 21,610,331 shares of Class B common stock held by ORIX, over which the HL Voting Trust and the Trustees have beneficial ownership due to the provisions of the Stockholders’ Agreement, collectively representing 97.3% of the voting power of the Issuer.

This Schedule 13D is also being filed by Messrs. Beiser, Gold and Hotz, in their individual capacity regarding their shares that are subject to the HL Voting Trust, but as to which they have individual and complete dispositive power.

Item 1.                                 Security and Issuer

This Schedule 13D relates to the Class A common stock and Class B common stock of the Issuer.  The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock upon the happening of certain specified events, including at the election of the holder.

The principal executive office of the Issuer is 10250 Constellation Blvd., 5th Floor, Los Angeles, California 90067.

Item 2.                                 Identity and Background

(a)                                 Name of Person Filing.  This Schedule 13D is filed jointly by the following (collectively, the “Reporting Persons”):

Name	Capacity
HL Voting Trust (“HL Voting Trust”)	Voting Trust
Scott L. Beiser	Individually and as Trustee of the HL Voting Trust
Irwin N. Gold	Individually and as Trustee of the HL Voting Trust
Robert H. Hotz	Individually and as Trustee of the HL Voting Trust

(b)                                 Principal Business Address.  The required information is set forth on Schedule A to this Schedule 13D.

(c)                                  Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such Employment is Conducted.  The required information is set forth on Schedule A to this Schedule 13D.

(d)                                 Criminal Proceedings.  Within the last five years, neither the HL Voting Trust nor any person named in Schedule A has been convicted in any criminal proceedings.

Civil Proceedings.  Within the last five years, neither the HL Voting Trust nor any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)                                  Citizenship.  The required information is set forth on Schedule A to this Schedule 13D.

Item 3.                                 Source and Amount of Funds or Other Consideration

As of August 28, 2015, ORIX owned 21,610,331 shares of Class B common stock and 31,432,754 shares of Class B Common Stock had been deposited into the HL Voting Trust by the HL Holders.  ORIX and the HL Holders acquired these shares in the reorganization transactions that occurred with the Issuer’s IPO.  Specifically, on the closing date of the IPO, ORIX and the HL Holders acquired Class B Common Stock in the merger (the “Merger”) of the Issuer into HL Transitory Merger Company, Inc. (“NewCo”), as successor to Fram Holdings Inc., with the Issuer as the surviving entity of the Merger.  The shares of Class B Common Stock were acquired by ORIX and the HL Holders in exchange for securities of NewCo held by such stockholders (based on an exchange ratio of one Class B common share for each one cancelled NewCo share, with no additional consideration) (the “Merger Exchange”). Approximately 2,879,634 shares of the Class B Common Stock held by the HL Voting Trust were granted as restricted shares (subject to forfeiture if the HL Holder’s employment is terminated under certain circumstances) as part of the equity compensation of Fram and an additional 3,115,288 shares of the Class B Common Stock held by the HL Voting Trust were granted by the Issuer on or after the closing of the IPO, as restricted shares subject to forfeiture (subject to forfeiture if the HL Holder’s employment is terminated under certain circumstances). On August 28, 2015, the Issuer and the Trustees entered into an amendment to the Voting Trust Agreement (“Amendment No. 1 to the Voting Trust Agreement”) pursuant to which (i) any additional voting securities of the Issuer received by any HL Holder party to the Voting Trust Agreement (other than in connection with acquisition of the Issuer’s voting securities on the open market) during the term of the Voting Agreement shall be deposited in trust with the Trustees, pursuant to the terms and the Voting Trust Agreement and (ii) in connection with future equity grants to employees of the Issuer or any of its subsidiaries who are not party to the Voting Trust Agreement, such employees may become a party to the Voting Trust Agreement under certain circumstances and deposit such equity grants into the HL Voting Trust.

As a result of the Merger Exchange and following the sale of shares in the Issuer’s IPO, Mr. Beiser currently holds 1,171,812 shares of shares of Class B Common Stock (of which 50,576 shares are unvested and vest based on continued service with the Issuer), all of which shares are subject to the HL Voting Trust.

As a result of the Merger Exchange and following the sale of shares in the Issuer’s IPO, Mr. Gold currently holds 1,677,454 shares of shares of Class B Common Stock (of which 50,745 shares are unvested and vest based on continued service with the Issuer), all of which shares are subject to the HL Voting Trust.

As a result of the Merger Exchange and following the sale of shares in the Issuer’s IPO, Mr. Hotz currently holds 885,128 shares of shares of Class B Common Stock (of which 56,604 shares are unvested and vest based on continued service with the Issuer), all of which shares are subject to the HL Voting Trust.

Item 4.                                 Purpose of Transaction

The Issuer and the HL Holders entered into the Voting Trust Agreement on August 18, 2015.  Pursuant to the Voting Trust Agreement, the HL Holders deposited their shares of Class B Common Stock into the HL Voting Trust following the closing of the IPO and appointed Scott L. Beiser, Irwin N. Gold and Robert H. Hotz as initial trustees of the HL Voting Trust (collectively, the “Trustees”).   As more fully described in the Voting Trust Agreement (incorporated by reference as an exhibit hereto), the Trustees (as determined by majority vote) have the power to vote, to execute consents, to enter into voting agreements, and to grant proxies with respect to vested and unvested shares of Class B Common Stock deposited into the HL Voting Trust (the “Trust Shares”) by the HL Holders.

The purpose of the Voting Trust Agreement is to preserve a centralized decision-making structure through the Trustees’ exercise of voting control over the Class B Common Stock deposited into the HL Voting Trust.

Each share of Class B common stock is entitled to ten votes per share, while each share of the Issuer’s Class A common stock is entitled to one vote per share. Given the greater number of votes per share attributed to Class B common stock, ORIX and the HL Voting Trust currently are deemed to beneficially own 53,043,085 shares of Class B common stock representing approximately 97.3% of the voting power of the Issuer’s outstanding capital stock. The HL Voting Trust and the Trustees will have significant influence over the corporate management and affairs of the Issuer, and, with ORIX, will be able to control virtually all matters requiring stockholder approval.  As a result, the Issuer will qualify as a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: the requirement that a majority of the board of directors consist of independent directors, the requirement that the Issuer have a nominating and corporate governance committee that is composed entirely of independent directors and the requirement that the Issuer have a compensation committee that is composed entirely of independent directors.

In connection with the IPO, the Issuer entered into a Stockholders’ Agreement, dated as of August 18, 2015, with ORIX and the HL Voting Trust (the “Stockholders’ Agreement”). Under the Stockholders’ Agreement, from the time of the completion of the IPO until its fifth anniversary, (i) so long ORIX’s Post-IPO Percentage Ownership (as defined in the Stockholders’ Agreement) is 20% or greater, ORIX and the HL Voting Trust will each have the right to recommend four director nominees, with the remaining three director nominees recommended by mutual agreement of ORIX and the HL Voting Trust, (ii) so long as ORIX’s Post-IPO Percentage Ownership is greater than or equal to 10% but less than 20%, ORIX will have the right to recommend three director nominees and the HL Voting Trust will have the right to recommend five director nominees, with the remaining three director nominees recommended by the HL Voting Trust with the approval of ORIX and (iii) so long as ORIX’s Post-IPO Percentage Ownership is less than 10% but greater than zero, ORIX will have the right to recommend one director nominee and the HL Voting Trust will have the right to recommend the remaining ten director nominees. After the fifth anniversary of the offering, (w) so long as ORIX’s Percentage Ownership (as defined below) is 20% or greater, ORIX will have the right to recommend three director nominees and the HL Voting Trust will have the right to recommend eight director nominees, (x) so long as ORIX’s Percentage Ownership is greater than or equal to 10% but less than 20%, ORIX will have the right to recommend two director nominees and the HL Voting Trust will have the right to recommend nine director nominees, (y) so long as ORIX’s Percentage Ownership is greater than or equal to 5% but less than 10%, ORIX will have the right to recommend one director nominee and the HL Voting Trust will have the right to recommend the remaining ten director nominees and (z) if ORIX’s Percentage Ownership is less than 5%, the HL Voting Trust will have the right to recommend all of the director nominees. Pursuant to the Stockholders’ Agreement, each of the HL Voting Trust and ORIX are required to vote the shares owned directly by each of them in favor of the other’s nominees. The directors so elected will have the authority, subject to the terms of the Issuer’s indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions.  By virtue of the Stockholders’ Agreement, ORIX and the HL Voting Trust are deemed to confer upon each of them voting power over the shares held by the other, but each disclaims beneficial ownership of the shares held by the other.  In addition, neither of ORIX, on the one hand, and the HL Voting Trust and its Trustees, on the other hand, have any dispositive power over or pecuniary interest in the shares held by the other.

The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of the Stockholder’s Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2015.

By virtue of their voting power, ORIX and the HL Voting Trust (through the Trustees) are collectively able, subject to applicable law, to effectively control amendments to the Issuer’s amended and restated certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of the Issuer’s assets. In addition, the HL Voting Trust (through the Trustees) may suggest or take positions with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of this Schedule 13D.

In addition to the foregoing and their voting rights under the HL Voting Trust, two of the Trustees are members of the Issuer’s Board of Directors and are executive officers of the Issuer.  Mr. Beiser is the Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors. Mr. Gold is the Executive Chairman of the Issuer and a member of the Issuer’s Board of Directors.

The Trustees may engage in communications with the Issuer’s other directors and members of management, and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to the Issuer, including any or all of the actions described in the foregoing paragraph.

The shares of Messrs. Beiser, Gold and Hotz that are deposited into the HL Voting Trust may be sold by these persons in their individual and sole discretion, subject to the lock up agreements described below.  These Reporting Persons intend to each individually review their investment in the Issuer on a continuing basis and any actions he might undertake will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.  Each of Messrs. Beiser, Gold and Holtz may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions.

Except as noted above, neither the HL Voting Trust nor the Trustees has any current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)  The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

		HL Voting Trust		Scott L. Beiser		Irwin N. Gold		Robert H. Hotz
(a)	Amount beneficially owned:	53,043,085	(a)	53,043,085	(a)	53,043,085	(a)	53,043,085	(a)
(b)	Percent of class:	81.4	%(b)	81.4	%(b)(c)	81.4	%(b)(d)	81.4	%(b)(e)

		HL Voting Trust		Scott L. Beiser		Irwin N. Gold		Robert H. Hotz
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	0		0		0		0
	(ii) Shared power to vote or to direct the vote:	53,043,085	(a)	53,043,085	(a)	53,043,085	(a)	53,043,085	(a)
	(iii) Sole power to dispose or to direct the disposition of:	0	(a)	1,171,812	(c)	1,677,454	(d)	855,128	(e)
	(iv) Shared power to dispose or to direct the disposition of:	0		0		0		0

(a)         Pursuant to the Voting Trust Agreement the Trustees, acting by majority vote, have voting control over the Trust Shares, but no dispositive power over any of the Trust Shares. Pursuant to the Stockholders’ Agreement, ORIX and the HL Voting Trust have agreed to vote for each other’s nominees and are thus deemed to have beneficial ownership over each other’s shares.  The HL Voting Trust and each of the Trustees disclaim beneficial ownership of the shares held by ORIX.

(b)         Based upon 12,084,524 shares of the Issuer’s Class A Common Stock as reported in the Issuer’s prospectus (Form 424B4) filed with the Securities and Exchange Commission on August 14, 2015, 31,432,754 shares of Class B common stock subject to the HL Voting Trust and 21,610,331 shares of Class B common stock owned by ORIX.

(c)          Each HL Holder retains sole dispositive power over the shares deposited in the HL Voting Trust.  As a result, Mr. Beiser retains dispositive control over his 1,171,812 shares of Class B common stock, which represents a dispositive power beneficial ownership percentage of 8.6% of the Issuer’s Class A common stock.  Includes 50,576 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

(d)         Each HL Holder retains sole dispositive power over the shares deposited in the HL Voting Trust.  As a result, Mr. Gold retains dispositive control over his 1,677,454 shares of Class B common stock, which represents a dispositive power beneficial ownership percentage of 11.9% of the Issuer’s Class A common stock.  Includes 50,745 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer

(e)          Each HL Holder retains sole dispositive power over the shares deposited in the HL Trust.  As a result, Mr. Hotz retains dispositive control over his 885,128 shares of Class B common stock, which represents a dispositive power beneficial ownership percentage of 6.5% of the Issuer’s Class A common stock.  Includes 56,604 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer

(c)          Transactions in the Issuer’s Common Stock within 60 Days.  Except for the sales effected by each of the Trustees as set forth in Item 3 of this Schedule 13D, no other transactions in the Issuer’s Class A Common Stock have been effected by the Reporting Persons within the past 60 days.

(d)         Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities.  The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A (or Class B Common Stock upon conversion) held in the name of the Reporting Persons and reported herein.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting Trust Agreement.  In connection with the closing of the IPO, the Issuer and the HL Holders entered into a Voting Trust Agreement on August 18, 2015, which created the HL Voting Trust.  Pursuant to the Voting Trust Agreement, the Trustees have the right to vote the shares of the shares of Class B common stock held by the HL Holders in the HL Trust in their sole and absolute discretion on any matter, without fiduciary duties of any kind to the HL Holders. The Voting Trust Agreement will terminate upon written agreement among the parties or upon the conversion of all Trust Shares into Class A Common Stock of the Issuer (subject to certain trustee indemnification provisions). On August 28, 2015, the Issuer and the HL Holders entered into Amendment No. 1 to the Voting Trust Agreement pursuant to which (i) any additional voting securities of the Issuer received by any HL Holder party to the Voting Trust Agreement (other than in connection with acquisition of the Issuer’s voting securities on the open market) during the term of the Voting Agreement shall be deposited in trust with the Trustees, pursuant to the terms and the Voting Trust Agreement, and (ii) in connection with future equity grants to employees of the Issuer or any of its subsidiaries who are not party to the Voting Trust Agreement, such employees may become a party to the Voting Trust Agreement under certain circumstances and deposit such equity grants into the HL Voting Trust. The foregoing descriptions of the Voting Trust Agreement and Amendment No. 1 to the Voting Trust Agreement are qualified in their entirety by reference to the full text of the Voting Trust Agreement and Amendment No. 1 to the Voting Trust Agreement, copies of which are filed as Exhibit 9.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2015, and as Exhibit 9.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 28, 2015, respectively.

Stockholders’ Agreement

Upon the closing of the Issuer’s IPO, ORIX and the HL Voting Trust entered into a Stockholders’ Agreement dated August 18, 2015 (the “Stockholders’ Agreement”). Under the Stockholders’ Agreement, from the time of the completion of the IPO until its fifth anniversary, (i) so long ORIX’s Post-IPO Percentage Ownership (as defined below) is 20% or greater, ORIX and the HL Voting Trust will each have the right to recommend four director nominees, with the remaining three director nominees recommended by mutual agreement of ORIX and the HL Voting Trust, (ii) so long as ORIX’s Post-IPO Percentage Ownership is greater than or equal to 10% but less than 20%, ORIX will have the right to recommend three director nominees and the HL Voting Trust will have the right to recommend five director nominees, with the remaining three director nominees recommended by the HL Voting Trust with the approval of ORIX and (iii) so long as ORIX’s Post-IPO Percentage Ownership is less than 10% but greater than zero, ORIX will have the right to recommend one director nominee and the HL Voting Trust will have the right to recommend the remaining ten director nominees. After the fifth anniversary of the offering, (w) so long as ORIX’s Percentage Ownership (as defined below) is 20% or greater, ORIX will have the right to recommend three director nominees and the HL Voting Trust will have the right to recommend eight director nominees, (x) so long as ORIX’s Percentage Ownership is greater than or equal to 10% but less than 20%, ORIX will have the right to recommend two director nominees and the HL Voting Trust will have the right to recommend nine director nominees, (y) so long as ORIX’s Percentage Ownership is greater than or equal to 5% but less than 10%, ORIX will have the right to recommend one director nominee and the HL Voting Trust will have the right to recommend the remaining ten director nominees and (z) if ORIX’s Percentage Ownership is less than 5%, the HL Voting Trust will have the right to recommend all of the director nominees. The directors so elected will have the authority, subject to the terms of the Issuer’s indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The party that designated a director may cause that director to be removed at any time, and the other party will take all necessary action within its control to effect such removal. Consistent with Rule 10A-3 of the Exchange Act and the New York Stock Exchange rules, the Issuer expects to have an audit committee composed entirely of independent directors within one year of the date of the IPO prospectus. Pursuant to the Stockholders’ Agreement, each of the HL Voting Trust and ORIX are required to vote the shares owned directly by each of them in favor of the other’s nominees.

The Stockholders’ Agreement also provides that each standing committee must have at least one director nominee designated by each of ORIX and the HL Voting Trust as a member of such committee; provided that each of ORIX and the HL Voting Trust will cause its respective designated director to resign from the audit committee prior to August 13, 2015. In addition, actions and recommendations of any such standing committee will be subject to the approval of the board of directors. The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2015.

Lock-Up Agreement.  All of the Issuer’s executive officers, directors and holders of substantially all of the Issuer’s outstanding Class B common stock, including the Reporting Persons, are subject to letter agreements (the “Underwriters’ Lock-Up Agreement”) that restrict their ability to transfer shares of the Issuer’s capital stock until February 8, 2016, without the consent of the representatives of the underwriters in the IPO. In addition, each of the HL Holders, including Messrs. Beiser, Gold and Hotz, entered into a letter agreement (the “Company Lock-Up Agreement”) with the Issuer.

The Underwriters’ Lock-Up Agreement provides that without the prior written consent of the representatives of the underwriters, each of the HL Holders will not, subject to limited exceptions, during the 180-day period ending February 8, 2016, subject to extension in specified circumstances:

•                  offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Issuer, file with the SEC a registration statement under the Securities Act relating to, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s common stock;

•                  enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s common stock; or

•                  in the case of the Issuer’s directors, executive officers and holders of substantially all of the Issuer’s common stock (including securities convertible into or exchangeable or exercisable for the Issuer’s common stock), make any demand for or exercise any right with respect to the registration of any shares of the Issuer’s common stock or any security convertible into or exercisable or exchangeable for the Issuer’s common stock, whether any transaction described above is to be settled by delivery of the Issuer’s Class A common stock or such other securities, in cash or otherwise.

Pursuant to the Company Lock-Up Agreement, shares of the Issuer’s Class B common stock held in the HL Voting Trust will become transferable in three equal installments on each of the third, fourth and fifth anniversary of the IPO, subject to acceleration in certain circumstances, and provided, that shares of the Issuer’s common stock held by managing directors and certain senior corporate officers of the Issuer whose employment with the Issuer or any of its subsidiaries terminates prior to the third anniversary of the IPO for reasons other than death or disability will be subject to transfer restrictions, and will be ineligible to participate in any follow-on offerings, in each case, through the seventh anniversary of the IPO. Notwithstanding the foregoing, the Company Lock-Up Agreement provides that following the expiration of the Underwriters’ Lock-Up Agreement:

•                  up to 10% of each HL Holder’s shares held through the HL Voting Trust may be transferred for the purpose of charitable gifts and transfers to various family trusts for estate planning purposes, with any shares transferred under this exception reducing the number of shares that become transferable on the next transferability date; and

•                  the Issuer’s board of directors may authorize sales in underwritten offerings in accordance with the terms of the registration rights agreement entered into between HL and HL Holders who have deposited their shares of the Issuer’s Class B common stock into the HL Voting Trust.

Under the Company Lock-Up Agreement, the Issuer’s board of directors may consent to exceptions to those transfer restrictions, subject to any limitations or conditions imposed by it. The foregoing descriptions of the Underwriters’ Lock-Up Agreement and the Company Lock-Up Agreement are qualified in their entirety by reference to the full text of the Underwriters’ Lock-Up Agreement and the Company Lock-Up Agreement. The form of Underwriters’ Lock-Up Agreement is included in the form of Underwriting Agreement, filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 7, 2015. The form of Company Lock-Up Agreement was filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on July 10, 2015.

Registration Rights Agreements. In connection with the IPO, the Issuer entered into Registration Rights Agreements with each of ORIX and the HL Holders, including Messrs. Beiser, Gold and Hotz, pursuant to which these holders can demand that the Issuer file a registration statement relating to shares of the Issuer’s common stock, including shares of the Issuer’s Class A common stock issuable upon conversion of the shares of the Issuer’s Class B common stock (referred to herein as the “registrable shares”). These holders can request that their registrable shares be covered by a registration statement that the Issuer is otherwise filing. In the case of the HL Holders, these rights are subject to the lock-up provisions discussed above. The foregoing description of the Registration Rights Agreements are qualified in their entirety by reference to the full text of the Registration Rights Agreements, copies of which are filed as Exhibits 10.2 and 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 21, 2015

The descriptions contained in this Schedule 13D of the aforementioned agreements are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference.  See Item 7 “Material to be Filed as Exhibits.”

Except for the aforementioned agreements, neither the HL Voting Trust nor any Trustee has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Power of Attorney (Scott L. Beiser)
99.3	Power of Attorney (Irwin N. Gold)
99.4	Power of Attorney (Robert H. Hotz)
99.5	Voting Trust Agreement (incorporated by reference to Exhibit 9.1 of the Issuer’s Current Report on Form 8-K, filed August 21, 2015)
99.6	Amendment No. 1 to Voting Trust Agreement (incorporated by reference to Exhibit 9.1 of the Issuer’s Current Report on Form 8-K, filed August 28, 2015)
99.7	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed August 21, 2015)
99.8	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K, filed August 21, 2015)
99.9	Form of Company Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-1, filed July 10, 2015 (File No. 333-205610))
99.10	Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Issuer’s Registration Statement on Form S-1, filed August 7, 2015 (File No. 333-205610))
99.11	Stockholders’ Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed August 21, 2015

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Robert H. Hotz, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold

ROBERT H. HOTZ (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Robert H. Hotz

SCHEDULE A

Information regarding each Reporting Person is set forth below.

Name	Business Address	Principal Occupation or Employment and Corporation or Organization in which such Employment is Conducted	Citizenship or Place of Organization
HL Voting Trust	Houlihan Lokey, Inc. 10250 Constellation Blvd. 5th Floor Los Angeles, CA 90067	N/A	United States
Scott L. Beiser	Houlihan Lokey, Inc. 10250 Constellation Blvd. 5th Floor Los Angeles, CA 90067	Director and Chief Executive Officer Houlihan Lokey, Inc. (business address listed opposite)	United States
Irwin N. Gold	Houlihan Lokey, Inc. 10250 Constellation Blvd. 5th Floor Los Angeles, CA 90067	Director and Executive Chairman Houlihan Lokey, Inc. (business address listed opposite)	United States
Robert H. Hotz	Houlihan Lokey, Inc. 245 Park Avenue 20th Floor New York, NY 10167	Co-Chairman, Senior Managing Director and Global Co-Head of Corporate Finance Houlihan Lokey, Inc. (business address listed opposite)	United States